UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

HCW BIOLOGICS INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40423R 105

(CUSIP Number)

Hing C Wong, Ph.D.

HCW Biologics Inc.

2929 N. Commerce Parkway

Miramar, FL 33025

(954) 842-2024

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 40423R 105

(1)	Names of reporting persons Hing C. Wong
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization United States of America
Number of	(7)	Sole voting power 11,926,537
shares beneficially owned by	(8)	Shared voting power 4,127,619(1)
each reporting person	(9)	Sole dispositive power 11,926,537
with:	(10)	Shared dispositive power 4,127,619(1)
(11)	Aggregate amount beneficially owned by each reporting person 16,054,156(2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 36.04%(3)
(14)	Type of reporting person (see instructions) IN

(1)	Represents shares of Common Stock held in the joint names of Hing C. Wong, Ph.D., and his spouse, Ms. Bee Yau Huang.

(2)	Includes 4,127,619 shares of Common Stock held in the joint names of Hing C. Wong, Ph.D., and his spouse, Ms. Bee Yau Huang.

(3)	Percentage calculated based on 44,540,394 shares of common stock, par value $0.0001 per share, outstanding as of November 20, 2024, the closing date of the Company’s registered direct offering.

SCHEDULE 13D/A

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on August 2, 2021, (the “Schedule 13D”) relating to the shares of common stock, no par value per share (the “Common Stock”), of HCW Biologics Inc., a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds

The Reporting Person used personal funds to acquire additional shares, in the amounts shown below, the securities of the Company.

Securities	Number of Shares #	Amount Paid $
Previously reported	15,255,618	$15,925,800
Transaction 8/30/2021	26,330	$101,639.75
Transaction 9/7/2022	20,000	$52,560.00
Transaction 6/9/2022	3000	$6,800.00
Transaction 6/13/2022	1520	$3,325.76
Transaction 5/30/2023	6,600	$10,272.58
Transaction 9/14/2023	1,800	$3,740.76
Transaction 2/20/2024	739,288	$1,400,000.00
Total	16,054,156	$17,504,139.00

Item 5. Interest in Securities of the Issuer

On November 20, 2024, HCW Biologics Inc. closed on a registered direct offering where it issued 4,160,000 shares of the Company’s common stock, par value $0.0001 per share, and pre-funded warrants to purchase up to 2,557,000 shares of common stock to a single institutional investor. On November 20, 2024, the institutional investor exercised all its pre-funded warrants and the Company issued 2,557,000 of registered Common Stock. This transaction decreased Reporting Person’s beneficial ownership as follows.

(a)-(b) The Reporting Person has beneficial ownership of 16,054,156 shares of Common Stock. The percentage of beneficial ownership is approximately 36.04% of outstanding shares of Common Stock. The percentage of Common Stock is based on 44,540,394 shares of Common Stock as of November 22, 2024.

The Reporting Person has the sole power to dispose or direct the disposition of all shares of Common Stock that the Reporting Person beneficially owned as of November 22, 2024, except for 4,127,619 shares of Common Stock which he shares the power to dispose or direct the disposition of with his spouse, Ms. Bee Yau Huang.

(c) The Reporting Person has not effected any transactions in Common Stock in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has entered into an agreement with the Company and the single institutional investor to which he has agreed not to sell, transfer, pledge or otherwise dispose of any of the shares of Common Stock for a period of 90 days after the date of the closing date of the registered direct transaction.

Item 7. Material to be Filed as Exhibits.

No exhibits to be filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

HCW BIOLOGICS INC.

Date:	November 22, 2024	By:	/s/ Hing C. Wong
Hing C. Wong Founder and Chief Executive Officer